

Mail Stop 4631

September 7, 2017

Via E-Mail
David King
Chief Executive Officer
Water Now, Inc.
4555 Village Creek Road
Fort Worth, Texas 76119

> **Re:** **Water Now, Inc.**
> **Form 10-12G**
> **Filed August 11, 2017**
> **File No. 000-55825**

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q and 8-K even if comments remain open on the Form 10. Please note that we will continue to review your filing until all of our comments have been addressed. If you do not wish to become subject to these reporting requirements before the completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and filing a new Form 10 that includes changes responsive to our comments.

2. Please provide us with your analysis explaining your status as a shell company. See Footnote 172 in SEC Release No. 33-8869 (December 6, 2007). Please note that SEC Release No. 33-8869 makes clear that Rule 144 is not available for resale of securities

initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. If you are a shell company, you may not rely on Rule 144(i) for resales of your common stock. See Rule 144(i)(1)(i).

3. Please disclose that you are an emerging growth company and revise your registration statement to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please revise your risk factor to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

4. We note that you have a number of blanks in your registration statement. Please fill in all blanks in your next amendment.

Registration Statement Cover Page

5. Please check the box to indicate whether you are a large accelerated filer, a non-accelerated filer, an accelerated filer or smaller reporting company.

Item 1. Business, page 1

Manufacturing and Distribution, page 2

6. We note your disclosure that you have engaged Maruyama US Inc. to be your third-party contract manufacturer and one of your distributors of the Aqua model. Please file your agreement with Maruyama US Inc. as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of

Regulation S-K. Please disclose the material terms of your agreement with Maruyama US Inc. including the duration, termination provisions and payment provisions.

7. We note that Section 1 of the Sales Agreement with Sun Mark provides that beginning June 1, 2017 you will deliver 200 units per month for three months. Please revise to disclose the material terms of your agreement with Sun Mark including pricing information and delivery obligations. We also note that the Sales Agreement states that sales are to begin by June 1, 2017 and you disclose here that you anticipate filling the purchase order beginning September 2017. Please revise your disclosure accordingly.

8. We note your disclosure of your agreement with Source One International Co. Ltd. and the agreement filed as exhibit 10.1. Please disclose the material terms of your agreement with Source One with your next amendment including that this is not an exclusive agreement, the price of the products, the warranty provisions and the term of the agreement.

Warranty, page 3

9. We note your agreement with Datacom Warranty Corp. filed as exhibit 10.6. Please revise to disclose that Datacom Warranty Corp. is the company you have an agreement with to administer your warranty claims, if true. Please also disclose the material terms of your agreement with Datacom Warranty Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Liquidity and Capital Resources, page 17

10. Please include disclosure under this heading of the amount of net loss and accumulated deficit you reported for the fiscal year ended December 31, 2016 and the amount of cash and cash equivalents you had on hand as of December 31, 2016. In addition, include disclosure stating that your auditor's issued a going concern opinion due to the incurrence of significant operating losses which raise substantial doubt about your ability to continue as a going concern.

Item 5. Directors and Executive Officers, page 20

11. Please disclose the term of Mr. King's office as director. See Item 401(a) of Regulation S-K.

12. Please revise to provide information pursuant to Item 401(e) of Regulation S-K including briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. King should serve as a director at the time that the disclosure is made, in light of your business and structure.

13. We note disclosure that Mr. King operates Drink Robust Inc. in addition to his duties at Water Now. Please disclose whether Mr. King works for Water Now in a part-time capacity and disclose how many hours per week Mr. King devotes to your business.

14. We note in your Contractor Agreement with Mr. Marshall filed as exhibit 10.5, that Mr. Marshall will serve as a consultant in a part-time capacity. Please disclose that Mr. Marshall will serve as a consultant in a part-time capacity and disclose how many hours a week Mr. Marshall devotes to your business.

Material Terms of Employment and Consulting Agreements, page 22

15. Please disclose whether your employment agreement with Mr. King is oral or written, list such oral or written agreement in your Exhibits list and file such oral or written agreement with your next amendment. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 22

16. We note your disclosure that Mr. King has operated Drink Robust Inc. and that Robust Energy Drink was developed by Sun Mark, Ltd. We also note your disclosure that Mr. Dyos served in various capacities with Maruyama US, Inc., a wholly owned subsidiary of Maruyama Manufacturing Company. Please disclose here Mr. King's relationship with Sun Mark and Mr. Dyos relationship with Maruyama. See Item 404(d)(1) of Regulation S-K.

17. We note your Advisory Agreement with HFG Capital Investments, LLC filed as exhibit 10.3. Please provide the information regarding promoters required by Item 404(d)(2) of Regulation S-K.

Legal Proceedings, page 22

18. We note your disclosure stating that on April 6, 2017, Cloudburst Solutions, LLC ("Cloudburst") filed suit against you and David King in the 17th District Court of Tarrant County, Texas alleging that you breached your obligations under a Manufacturing and Distribution Agreement to which you and Cloudburst were parties. Please tell us why you have not included the disclosure required by ASC 450-20-50 in Note 6 to your annual and interim financial statements.

Stock Not Registered under the Securities Act; Rule 144 Eligibility, page 23

19. Please revise your disclosure to clarify that the securities issued pursuant to Section 1145 of the U.S. Bankruptcy Code may be resold without registration pursuant to Section 4(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code.

Rule 701, page 24

20. Please revise this section to disclose the total amount of your securities that are offered pursuant to Rule 701.

Financial Statements

Note 3- Stock Based Compensation, page F-8

21. Please provide the disclosures required by ASC 718-10-50-1 through 2 for your employee stock based compensation expenses. Please provide these disclosures for your non-employee stock based compensation expenses as well in accordance with ASC 718-10-50-1 by way of ASC 505-50-50-1.
22.

Exhibits

Exhibit 23.1

23. Please revise the consent from your independent public accountant to include the date of its audit opinion on your financial statements as of and for the fiscal year ended December 31 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons Pierce, Staff Attorney at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

Cc: Via E-Mail
        David Earhart, Esq.